[LETTERHEAD]
                   Reclamation Consulting & Applications, Inc


May 27, 2005

Mr. John Cash
Accounting Branch Chief
United States Securities & Exchange Commission
Washington, D.C., 20549-0510

    Re:	Reclamation Consulting & Applications, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
	Your File No. 0-29881

Dear Mr. Cash:

We are in receipt of your letter dated April 20, 2004 and wish to take this opportunity to respond to your comments:

10-KSB for the Period Ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

We will be sure to comply in all future filings.

Liquidity and Capital Resources

2. We note your response to prior comment 8 and appreciate the additional information you have provided. Please further explain your relationship with Canvasback Company Limited and the $650,000 operating line of credit that you secured prior to issuing your 2004 Annual Form 10-KSB. Please disclose more information about this financing source in your future filings.

This revolving line of credit was entered into on March 22, 2002, and fluctuated up to $650,000 as a maximum credit, with fluctuating interest rates of between 10% and 12.5% over the period of the credit line. On September 27, 2002 Canvasback Company Limited was issued shares of the Company's restricted common stock against the outstanding principle amount of the obligations plus accrued interest totaling $450,000 which was converted into 1,125,000 shares of restricted common stock of the Company at $0.40 per share. The closing price of the shares on September 27, 2002 was $0.31.

Canvasback is an independent and unaffiliated lender.


Note 5 - Property and Equipment

3. We reviewed your response to prior comment 11 and appreciate the additional information that you have provided. Please provide us additional information regarding your Form 8-K filed on November 15, 2004 stating you would be purchasing from North American Systems, Inc. a 100% ownership interest in the equipment, machinery, operations systems and manuals located in West Valley, Utah. Please tell us how the ale of these assets pursuant to the agreement of August 1, 2003 and the purchase of these assets pursuant to the agreement of November 8, 2004 (if consummated) have been accounted for.

(a) On August 1, 2003 the Company sold all the assets in Salt Lake City to North American Systems (NAS), a non related party. The assets transferred had a net book value of $111,834. The Company recorded the disposal as per follow:

     DR:    Receivable from NAS                         71,835
     DR:    Loan payable NAS                            40,479
     CR:    Property & equipment (book value)          111,834

           (To record the disposal of assets)

(b) The Company filed an 8-K on November 15, 2004 stating it would be purchasing from North American Systems, Inc. a 100% ownership interest in the equipment, machinery, operations systems and manuals located in West Valley, Utah. The transaction was consummated on March 15, 2005 whereby the Company agreed to reacquire the assets at $44,902. The Company recorded the acquisition as per follows:

     DR:     Property & equipment                      $44,902
     CR:     Receivable from NAS                        44,902

            (To record the re-acquisition of the assets)

Note 14 - Litigation

4. We note your response to prior comment 14 and appreciate the additional information provided. Please also tell us the amount of money paid by the Company in order to have these shares returned to Treasury and settle the lawsuit and how that transaction is reflected in your statement of operations and statement of stockholders' deficit.

The Company settled a lawsuit with two former employees during the year ended June 30, 2004. Per the settlement agreement, the Company agreed to pay to the former employees an amount of $128,000 for the settlement on their claim and the Company was to receive back 200,000 shares of the Company's common stock, which were previously issued to those former employees as compensation. The Company recorded the settlement as per follow:

        DR:   Litigation settlement                      128,000
        CR:   Accrued expense                            128,000

The accrued expense was being paid in monthly installment of $14,333. To record the payment, following entry was made:

       DR:  Accrued expense                               14,333
       CR:   Cash                                         14,333

The Company received the 200,000 shares subsequent to March 31, 2005. The Company recorded the receipt of the shares as per follow:

       DR:  Treasury stock  (with par value of 200,000 shares)    2,000
       CR:  Paid in Capital (with par value of 200,000 shares)    2,000

Please note that the Company paid the settlement amount per the agreement and recorded an expense since the amount was already paid off. The Company did not record the treasury stock until those shares were actually received by the Company subsequent to March 31, 2005, due to uncertainty on timing of receipt of the shares.

Controls and Procedures

5. We reviewed your response to prior comment 16 and not your disclosure that your "President and Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in reports that it files under the Exchange act is properly recorded, processed, summarized and reporting within the time specified in the Commissions' rules and procedures." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information, required to be disclosed in the reports that you file or submit under the Exchange act, is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding your required disclosure. Refer to Exchange Act Rule 13a-15. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

Our officers have concluded that the Company's disclosure controls and procedures are effective. We will include this response in your future filings.


Item 14 - Principal Accountant Fees and Services

6. We note your response to prior comment 18 and appreciate the additional information you have provided. Please separately disclose the fees billed for professional services rendered by the principal accountant for each year indicated. Also, separately state fees which are not audit related and for those fees describe the services performed by the principal accountant.

Professional fees for the year ending June 30, 2003 = Audit & related $26,050, Other = $0

Professional fees for the year ending June 30, 2004 = Audit & related $28,550, Other = $0

The Company incorrectly stated in our response letter dated March 23, 2005, Item
16. c. that the Company's independent registered public accounting firm that audited the Company's financial statements included herein, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. There were no fees or professional services rendered which are not audit related.

Certifications - Exhibit 31.1 and 31.2

7. Please amend the certifications you included in your June 30, 2004 Form 10-KSB, September 30, 2004 Form 10-QSB and your December 31, 2004 Form 10-QSB to conform the language to Item 6-1 (31) of Regulation S-B.

The executive officers of RCAI will execute and file an Amended Certification for RCAI's June 30, 2004 Form 10KSB, and its Form 10QSB for September 30, 2004, December 31, 2004 and March 31, 2005 in the form attached hereto as Exhibit A.

CERTIFICATIONS

I, Gordon Davies, the Chief Executive Officer of Reclamation Consulting and Applications, Inc., certify that:

1. I have reviewed this Form 10-KSB of Reclamation Consulting and
Applications, Inc. dated June 30, 2004;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date __________________


________________________________
Gordon Davies, Chief Executive Officer


I, Mike Davies, the Secretary and Chief Financial Officer of Reclamation Consulting and Applications, Inc., certify that:

1. I have reviewed this Form 10-KSB of Reclamation Consulting and
Applications, Inc. dated June 30, 2004;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) 	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) 	Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date __________________

________________________________
Mike Davies, Secretary and Chief Financial Officer

We hope that the above responses sufficiently answer your questions and comments. If you have any additional questions or comments, please advise us as soon as possible.

Sincerely,
RCAI

/s/Mike Davies
-----------------
Mike Davies
VP, Director